EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2007 And Short And Mid Term Actions.

Hong Kong — December 27, 2007 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2007.

The Company’s revenues for the six months ended June 30, 2007 were approximately $12,168,000, a 2% decrease as compared to approximately $12,404,000 for the six months ended June 30, 2006. The decrease was due to further drop of sales of approximately $963,000 from distribution of foreign suppliers’ products as more key suppliers sell their products directly in China. However, there was an increase in engineering revenue contributed by our majority owned subsidiaries, Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company Ltd. (collectively known as “PACT Engineering”), companies engaged in the water and wastewater treatment solution business.

The net profit for six months ended June 30, 2007 was approximately $92,000, while there was net operating loss of approximately $73,000 for the six months ended June 30, 2006. The principal reasons were improvement of gross margin percentage, control on expenses, increase in interest income and increase in other income, particularly the exchange gain.

Total cash and cash equivalent as of June 30, 2007 was approximately $11,441,000 as compared to approximately $9,160,000 as of December 31, 2006. The principal reason for the increase was proceeds from the exercise of stock options by Company management and employees.

Mr. T.C. Leung, Chairman and CEO of the company commented: “More than two years of efforts to diversify, restructure, and consolidate our Company’s fragmented businesses into environmental protection and energy saving businesses have nearly completed. We are now less vulnerable than when we were just a company relying mostly on distribution business. The fear of further drop of distribution business which has haunted us for last few years will be eased, covered and no more a major threat to us. With the new platform after restructure and contributions from subsidiaries and associated companies, we believe we are gradually coming out of the trough now and picking up the momentum to grow the business again from 2008 onwards.”

Mr. Leung also stated that “Climate change, environmental protection and energy saving are key national issues China has to face, and in line with China’s directions to tackle these issues by reducing CO2 (carbon dioxide, a greenhouse gas), SO2 (sulfur dioxide, an acid-rain causing gas) and COD (chemical oxygen demand, a measure of water pollution level) emissions and energy consumption, the following short and mid term actions are for us to grow and expand vertically and horizontally.”

On distribution business:

“By streamlining and reshuffling, we maintain a lean operation and group all sales departments and sales engineers under two divisions namely Environmental Protection and Energy Saving. If possible, we will try to brand Euro Tech’s name for foreign products we sell and market so that our marketing efforts will not be wasted as most foreign suppliers want to go direct after we help them develop China market. Moreover, we will take priority to sell and market products designed and developed by ourselves through our existing channels.”

On manufacturing:

“Euro Tech will develop and manufacture more products which monitor pollution levels of water and air, and electrical energy. There will be expansion in our development department and production department to cope with more new activities.”

On engineering:

“Euro Tech Shanghai Environmental Engineering Ltd., a start up company in 2007, based in Shanghai will set up a branch office based in Guangzhou to look for projects in water treatment and energy saving in the southern part of China.”

On subsidiaries:

PACT Engineering and Pact Environmental Equipment Co. Ltd. (“PACT Manufacturing”):

“Expansion in sales and engineering support teams will enable PACT Engineering to target more multinational companies based in China, not only around Shanghai areas but also all over China. PACT Manufacturing, a start up company in 2007 will sell MBR (Membrane Biological Reactor) and related products in China and outside China through overseas distributors.”

On associated companies:

Zhejiang Tianlan Desulfurization and Dust Removal Co. Ltd. (“Blue Sky”):

“Blue Sky, a FGD (Flue Gas Desulfurization) company will form closer cooperation with us to expand their market share in China. For mid term expansion, Blue Sky’s management team will prepare themselves and aim for IPO within two years in or outside China. Their profit contribution to our company started from late quarter 3 of 2007, we expect more growth in profit from them in 2008.”

Zhejiang Jia Huan Electronic Co. Ltd. (“Jia Huan”):

“We will help them seek cooperation with foreign companies in air environmental protection business in the form of joint ventures to capitalize on their good business connection in power generation industry in China. Their profit contribution to our company will start from quarter 1 of 2008.”

On M&A:

“Although Euro Tech signed in July 2007, a Share Transfer and Subscription Agreement with Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) to acquire a 20% equity interest in Jia Huan for about US$ 2.5 million, the deal has just been approved by local government recently due to lots of red tape, and individual share transfer issues.”

About Jia Huan

Jia Huan, an established and profitable company, has been in business since 1969. 95% of Jia Huan’s business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks.

“We will continue to look for targets in environmental protection and energy saving, especially targets in membrane business so as to strengthen our water and wastewater treatment capability.”

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2006.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2007	As of December 31, 2006
	(Unaudited)	(Audited)
	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents	11,441	9,160
Restricted cash	177	415
Accounts receivable, net	5,198	4,914
Prepayments and other current assets	1,239	723
Inventories, net	3,159	2,028
Taxation recoverable	12	12
Total current assets	21,226	17,252

Property, plant and equipment, net	1,537	1,628

Goodwill	1,060	1,060

Deferred tax assets	25	35

Total assets	23,848	19,975

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	4,010	4,192
Other payables and accrued expenses	2,574	2,348
Taxation payable	343	445

Total current liabilities	6,927	6,985

Deferred tax liabilities	—	—
	—	—
Commitments and contingencies

Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2006: 20,000,000) shares authorized; 11,740,408 (As of December 31, 2006: 9,375,192) shares issued and outstanding	117	94
Additional paid-in capital	8,938	5,387
Treasury stock, 340,651 (As of December 31, 2006: 340,651) shares at cost	(237)	(237)
PRC statutory reserve	147	88
Accumulated other comprehensive income	150	69
Retained earnings	6,555	6,522
Total shareholders’ equity	15,670	11,923
Minority interest	1,251	1,067
Total equity	16,921	12,990

Total liabilities and shareholders’ equity	23,848	19,975

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	2007	2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenue	12,168	12,404
Cost of revenue	(9,095)	(9,327)
Gross profit	3,073	3,077

Selling and administrative expenses	(2,989)	(3,018)
Operating income	84	59
Interest income	146	43
Other income, net	95	8
Income before income taxes	325	110

Income taxes	(47)	(70)
Net income	278	40
Minority interest	(186)	(113)
Profit/(Loss) attributable to the shareholders of the company	92	(73)

Net income/(loss) per ordinary share
- Basic	US$0.008	US$(0.009)

- Diluted	US$0.008	US$(0.007)
Weighted average number of ordinary shares outstanding
- Basic	11,041,445	7,812,141

- Diluted	12,091,122	10,844,797

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 011-852-2814-0311
Fax: 011-852-2873-4887
Website: http://www.euro-tech.com